December 20, 2024

Ziyu Shen
Chief Executive Officer
ECARX Holdings Inc.
12/F, Tower 2, Park Place
88 Baise Road
Xuhui District, Shanghai 200231
People   s Republic of China

       Re: ECARX Holdings Inc.
           Registration Statement on Form F-3
           Filed December 17, 2024
           File No. 333-283854
Dear Ziyu Shen:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Marion Graham at 202-551-6521 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Shu Du